Alexandria Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.937.3943 akane@loeb.com

July 7, 2025

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim

Isaac Esquivel

Pearlyne Paulemon

Pamela Long.

Via Edgar

Re:	CSLM Digital Asset Acquisition Corp III, Ltd

Registration Statement on Form S-1
Filed June 18, 2025
File No. 333-288156

Ladies and Gentlemen:

On behalf of our client, CSLM Digital Asset Acquisition Corp III, Ltd, a Cayman Islands exempted company (formerly known as, CSLM Acquisition Corporation II, Ltd) (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 2, 2025 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”).

Concurrent herewith, the Company is submitting via EDGAR an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

July 7, 2025

Registration Statement on Form S-1 filed June 18, 2025
Cover Page

1.	We acknowledge your response to prior comment 1 and amended disclosure. Please further revise to disclose how you will maintain a founder share interest of 25% if you increase or decrease the size of the offering pursuant to Rule 462(b). In this regard, we note disclosure on page 5 and elsewhere in the prospectus that you may issue a dividend of additional founder shares to the sponsor. Additionally, on the cover and page 5, please discuss whether this may result in a material dilution of the purchasers’ equity interests. Please see Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation S-K.

RESPONSE: We have revised the disclosure on the cover page and pages 6, 31, 34, 35, 92, 123, 130, 175 and 181 in accordance with the Staff’s comment.

Our Sponsor, page 4

2.	With respect to prior comments 8 and 9, the significance of the roles and responsibilities of CIM and Meteora to the company in connection with the offering is somewhat unclear, in part because they are not discussed with equal prominence. For example, Meteora is discussed on the cover page while CIM is not. However, you have included a specific discussion of CIM under its own subheading on page 6 in the summary between “Our Sponsor” and “Our Management Team,” but you do not have a similar subsection for Meteora.

In addition, on the cover page and on page 5 you disclose that Meteora will act as an advisor to the company in connection with the offering, but have not clearly stated whether it will also act as an advisor to the company in connection with the search for a target or business combination, while disclosure on page 5 states that Meteora will provide resources to streamline the business combination process. Disclosure on page 16 states that both Meteora’s and Consilium’s role with respect to your company is expected to be “primarily passive and advisory” in nature.

Disclosure on page 6 gives information about Consilium, but does not address its advisory or consulting role in the offering or in the search for a target or completion of an initial business combination. We do note disclosure on page 5 that you will not compensate CIM for “general diligence, administrative and advisory support that [you] may receive in the sourcing of potential targets for [your] initial business combination or in its general role as advisor,” but you have not discussed whether CIM will have any specific role an advisor or whether it is actually expected to provide the uncompensated services and support that you cite.

Please revise your disclosures to clarify the specific roles and responsibilities, if any, of each of CIM and Meteora with respect to the offering, the search for a target and completion of an initial business combination, whether there is any difference or distinction between their roles, and whether they will have any role or responsibility in directing or managing your activities. Please refer to Item 1603(a)(4) of Regulation S-K.

RESPONSE: We have revised the disclosure on the cover page and pages 5, 6, 7, 133 and 134, in accordance with the Staff’s comment.

July 7, 2025

Sponsor Securities and Compensation, page 5

3.	We note that you have revised disclosure to state that you will be paying your sponsor an Administrative Services Fee of $30,000 per month; however, the form of Administrative Services Agreement filed as Exhibit 10.7 reflects compensation of $20,000 per month. Please revise the disclosure or the agreement, as appropriate, for consistency.

RESPONSE: We have revised the disclosure in Exhibit 10.7 to reflect the Administrative Services Fee of $30,000 per month, in accordance with the Staff’s comment.

Prior SPAC Experience, page 13

4.	In the disclosure you have provided in response to prior comment 4, please describe the current status of Haymaker Acquisition Corp. 4, including whether it is pending a de-SPAC transaction, still searching for a target, or has liquidated, as requested in the prior comment. We also note that Haymaker Acquisition Corp. IV filed and withdrew a registration statement in 2022, while Haymaker Acquisition Corp. 4 completed its IPO in 2023. Finally, please ensure that you have described or included a cross reference to a description of the experience of the sponsor and sponsor’s affiliates and the extent to which they are involved in other SPACs. We note that you refer to members of your management team and have explicitly excluded your advisor in the introductory language in this section.

RESPONSE: We have revised the disclosure on pages 15 and 16 in accordance with the Staff’s comment.

The Offering
Founder Shares, page 29

5.	We acknowledge your response to prior comment 7 and amended disclosure. Please revise disclosure on page 31 that continues to state that all matters submitted to a vote by the directors will require the affirmative vote of the class A ordinary shares held only by the “sole director.” Please also clarify, if true, that the sponsor has only two classes of shares, or explain what the Class C shares represent.

RESPONSE: We have revised the disclosure on page 33 in accordance with the Staff’s comment.

July 7, 2025

Conversion of founder shares and anti-dilution right, page 32

6.	We acknowledge your response and revisions to prior comment 10. Please revise to clarify here and on the cover page, whether shares redeemed in connection with charter amendments will also be subtracted from the number of shares that will be used to determine the 25% founder share interest.

RESPONSE: We have revised the disclosure on the cover page and page 36 accordance with the Staff’s comment.

The Offering
Permitted purchases of public shares by our affiliates, page 39

7.	We acknowledge your response to prior comment 11 and amended disclosure. We continue to note disclosures on page 39 stating that there is no restriction on the price that your sponsor and affiliates may pay for such purchases. Please revise these disclosures to explain how any such purchases would comply with Rule 14e-5, with reference to Tender Offer Rules and Schedules C&DI 166.01. Please also revise the cross-referenced section “Proposed Business – Initial Business Combination” to discuss how such persons will determine the shareholders from whom they would seek to acquire shares and revise to explain how such purchases would comply with Rule 14e-5.

RESPONSE: We have revised the disclosure on pages 41, 42, 151, 152 and 158 in accordance with the Staff’s comment.

Conflicts of Interest, page 41

8.	We acknowledge your response to prior comment 12 and amended disclosure. Please expand your disclosures here and on page 164 to describe all actual or potential material conflicts with purchasers in the offering relating to compensation, loan repayments and other financial interests of the sponsor, its affiliates and promoters in completing any its initial business combination within the allotted time, as well as the fact that the company may pursue a business combination transaction with a target that is affiliated with the sponsor, its affiliates or promoters. Please see Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

RESPONSE: We have revised the disclosure on pages 48, 49, 50, 173 and 174 in accordance with the Staff’s comment.

July 7, 2025

If our initial business combination involves a company organized under the laws of the United States ..., page 63

9.	Disclosure on page 63 of the prospectus states that you may use interest earned on the proceeds in the trust account to cover any possible excise tax. However, paragraph 1(j) of the Investment Management Trust Agreement only permits the company to withdraw interest to cover any income tax obligations. Please reconcile. In addition, please revise the prospectus to clearly explain or define the term ‘permitted withdrawal,’ which may affect the amount shareholders will receive upon redemption of their shares.

RESPONSE: We have revised paragraph 1(j) of the Investment Management Trust Agreement, and defined “permitted withdrawal” on page 4 of the prospectus, in accordance with the Staff’s comment.

Risk Factors
We may approve an amendment or waiver of the letter agreement ..., page 72

10.	Please revise to clarify whether the letter agreement contains restrictions on the transfer of Sponsor membership interests, as indirect transfers of your securities, which is suggested in the current disclosure. We also note disclosure on page 193 that pursuant to a formation agreement the sponsor interests can only be transferred to directors and officers of the company, sponsor affiliates, or in connection with estate planning transfers. If the Sponsor, its affiliates, and promoters can indirectly transfer your securities, including through the transfer of Sponsor membership interests, please disclose the circumstances or arrangements under which such transfers can be made. Please see Item 1603(a)(6) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 79 in accordance with the Staff’s comment.

Use of Proceeds, page 113

11.	We note amounts reflected in “Total net proceeds (after estimated reimbursed offering expenses)” do not foot and do not actually represent total net proceeds for both options presented in your Use of Proceeds table. We also note the amounts reflected in “Not held in the trust account from this offering” do not agree to the totals under “Use of cash not held in the trust account” for each option. Please revise your table to address these discrepancies, or advise. Additionally, please ensure information from your Use of Proceeds table and related information is updated consistently throughout the filing, including but not limited to information disclosed on pages 59, 78, 88 and 94.

RESPONSE: We have revised the disclosure on pages 65, 85, 95, 101 and 120 in accordance with the Staff’s comment.

July 7, 2025

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 or Alexandria Kane at (212) 407-4017 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Charles T. Cassel III

Giovanni Caruso, Esq.